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<FILENAME>cover.txt

	                                   Andrew Chien
                                         President
                                         USChina Channel Inc.
                                         665 Ellsworth Avenue
                                         New Haven, CT 06511
VIA Edgar

December 1, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC   20549

Re:  USChina Channel Inc. (the "Company")
Registration Statement of Form SB-2/A
Amendment #2
File number: 333-137437

Attention:       John D. Reynolds
                 Assistant Director
                 Office of Emerging Growth Companies

                 Goldie B. Walker
                 Financial Analyst

Dear Sir or Madam:

Thank you for your correspondence dated November 7, 2006, ("Correspondence") with reference to the Company's Registration Statement on Form SB-2/A filed on October 1, 2006. In reply to your comments, we have attempted to provide you with full and complete information. For ease of reference, the outline of this letter corresponds with the outline set forth in your Correspondence:

General

Risk Factors

1. SEC Comment:
 In the first paragraph under "Risk Factors," please remove the two sentences beginning "[t]he risk factors specified below are not the only ones .."

Reply: The two sentences are removed.

2. SEC Comment:
Please update your "Risk Factors" and other relevant disclosures for the loan agreement between Uschina and Mr. Chien. For examples see Risk Factor 5 and 7.

Reply: For Risk Factor 5, we revised to:
"We are completely dependent upon the loans from Mr. Chien, the operation cash flow, or the proceeds of this offering to fully fund our business. If we cease operations for any reason, you may lose your investment while Mr. Chien, Ms.
Yu and Ms. Chien will lose total investment of $1020 plus Mr. Chien's paid expenses up to $70,000 for the Company. If the offering successful, Mr. Chien, Ms. Yu and Ms. Chien, our only shareholders, will receive a significant benefit from your investment. As well, since inception, Mr. Chien paid all the expenses of the Company recorded as Due to Officer. Due to the financial agreement between Mr. Chien and the Company dated October 3, 2006, the maximum loan from Mr. Chien to the Company will be $70,000. If the proceeds from the offering are more than $70,000, the Company will reimburse all the expenses to Mr. Chien without paying the interests. The financial agreement will automatically terminate ten days after the offering. Then, if the Company cannot receive any cash from the customers after the offering successful, you will be providing almost all of the cash for our operations. As a result, if we subsequently cease operations for any reason, you may lose your entire investment while Mr. Chien, Ms. Yu and Ms. Chien, together, may lose the investment of $1,020."

      For Risk Factor 7, we revised to:
"7. Except the maximum loans of $70,000 from Mr. Chien, we do not have any additional source of funding for our business plans and may be unable to find any such funding if and when needed.

Other than the shares offered by this prospectus plus the maximum loans of $70,000 from Mr. Chien, offered under certain conditions as specified in the financial agreement between Mr. Chien and the Company dated October 3, 2006, no other source of capital has been identified or sought. As a result we do not have alternate source of funds beyond the loans from Mr. Chien should we fail to complete this offering. If we do find an alternative source of capital, the terms and conditions of acquiring such capital may result in dilution and the resultant lessening of value of the shares of stockholders."

Directors, Executive Officers, Promoters and Control Persons

3. SEC Comment: Under Board of Directors, please change "owned" to "owns" in the second sentences, second paragraph, if true.

Reply: Changed. Thanks.

4.	SEC Comment:  You state, that you ".... observed many cases for the penny stocks suffered from pattern of abuse." You further state that you "observed and exposed some cases of performance errors in the reverse merger activities between Chinese companies and associated US shells" and "have recorded and analyzed several examples of the Chinese companies that have made mistakes in the reverse merger." Please disclose those examples, describe the abuse, performance errors and mistakes to which you refer, and disclose the basis for your determinations of such abuse errors and mistakes.

Reply: We add, on Page 18, "There are examples: some companies to merger with a pink sheet listed company, and some company, without the financial auditing followed the GAAP standard, merged with a private company in Canada; and some company, without the financial auditing, has spent about more than half million of dollars to buy a controlled position in a shell; and some company issued more shares in the merger process without properly disclosure following SEC requirement. Since the Chinese companies took the financing as the target of public listing, those above-mentioned examples made those companies costs higher without any financing. And some company, like SkyStar Bio-pharmacy, faced lawsuit shortly after the reverse merger and got more trouble."

5.	SEC Comment:  We have read the information on your website
regarding SkyStar Bio-Pharmaceutical. This information refers to several violations of state and federal laws. Please tell us the basis for those determinations. For example, are you basing your statements on findings by a court or regulatory body?

Reply: Some of the disclosure violation conclusion came from the admission of the Company's SEC filing, and some are the opinions of Mr. Chien's. The further judgments of whether or not there are several wrong doings in the reverse merger depends on the future court trial since there was the lawsuit filed against the SkyStar by some shareholders.

6.	SEC Comment:  Change "OCTBB" to "OTCBB" throughout the prospectus.
We note your reference in the business description disclosure under the "Business Strategy" subscription.

   Reply: Changed. Thanks.

7.	SEC Comment:   If true, state that LLC "shares" the website with
the Company rather than "shared" We note your references in the business and MD&A sections of the prospectus.

Reply: Changed. Thanks.

8.  SEC Comment:   You said that the Company plans to serve the same
customers of the USChina Channel LLC, privately owned by Mr. Chien. Discuss in the prospectus your plans to resolve any conflicts of interest matters.

Reply: We add, on Page 23, " When the LLC and the INC serve the same customer, the LLC will guarantee the fair market payment to the INC, and Mr. Chien will arrange enough time of manpower, including hiring outside contractors, to finish the associated jobs on time."

9. SEC Comment: You said that LLC is not a registered broker-dealer or investment adviser. We restate the comment that you add disclosure to the prospectus to explain the basis for its activities without registration.

Reply: On page 23, we wrote: "The LLC doesn't involve any activity to offer securities. The LLC also doesn't involve any activity to advise shareholders to buy any securities. The LLC only gives advice to the Chinese companies about how to properly evaluate its own business value, how to follow US security laws and rules in the reverse merger process, and help them to identify the proper shells and evaluate the liability of the shells. Sometimes, the LLC also helps the Chinese companies to find suitable lawyers for documentary work, and members of PCAOB for auditing."

10.	SEC Comment: Please disclose all the principal terms of
the agreement with LLC. Please disclose and define " fair market rate" in the transaction between USChina and LLC as used in the agreement. Please explain the duties of the LLC under the agreement, including the present disclosure that LLC will "quote the services of the INC at the reasonable rate".

Reply: We add, in the first paragraph of Page 24, "for example, sometimes the LLC will ask the INC to prepare part of the document of 8K for the reverse merger purpose, the LLC will pay the INC at $100/hour."

11.	SEC Comment:  State in the third paragraph under the
"PROSPECTUS SUMMARY Our Business" whether any "long time frame contracts" are currently in existence which may be brought to the Company.

Reply: We deleted the words of any "long time frame contracts" since there is uncertainty about such contracts. We revised to, on Page 4, "While the LLC's customers are limited to the privately owned small or medium sized Chinese companies, the INC's customers may include some of the publicly listed companies. However, the customers of the LLC will be interested in the services supplied by the INC. Any success of the LLC will help the marketing of the INC."

12.	SEC Comment:  Please explain "legal consulting," "outside
contract work," "training" and "Chinese agency expenses" here or under MD&A.

Reply:  We revised to: ".... legal consulting ($30,000, fees for lawyers and tax advisors etc.),.... outside contract work ($30,000, such as fees for researchers, or writers either in USA or China ), and general and administrative which includes costs to carry on management services and other expenses related to operating the business ($107,600), such as training ($15,000, for examples fees for attending seminars in either USA or China ) and Chinese agency expenses ($50,000, fees paid to Chinese customer service agents) and working capital reserve ($42,600).

13. SEC Comment: The nature and extent of your proposed services remain unclear. Please revise "Description of Business" as appropriate. For example, describe in more detail the activities involved with "doing SEC filing," " agency services for exhibits, including some demonstration not for sale," "presenter under trustee agreement" etc. Please explain how you will render these services, including the nature and extent of any reliance upon other parties. Please identify the other parties to be used and explain your proposed financial arrangements with those other parties.

Reply: We add, on Page 22, " Currently, these works will directly serve by Mr. Chien and his outside contractors. Every project will be individually analyzed, billed and served. There are many temporary helps existing for the agency services in the exhibits, or conferences. In case of the outside temporary service hired, the Company will bill the customers at actual costs plus additional 30% extra service charge. As the business growing, and the workload of the Company rising, the Company will hire long-term contract workers to do the services."

Management's Discussion and Analysis or Plan of Operation

14.	SEC Comment:  The "Management's Discussion and Analysis or
Plan of Operations" disclosure refers to one customer in the next six months. Your supplemental response indicates that such disclosure was Removed. Please revise or explain.

Reply: Since there is uncertainty about this customer in the next six months, it was removed in the supplemental response.

15. SEC Comment: Please revise your disclosure to comply with prior comments 9 and 11.

Reply: We revised the disclosure on Page 23, and Page 29 to comply with prior comments 9 and 11.

16. SEC Comment: Please explain the last sentences of the next to last paragraph which begins, "[i]n the absence of this Financial
Agreement,...." Please explain the relevance of this disclosure given the exisiting Financial Agreement. Please ensure that the revised disclosure sets forth all of the principal terms of the Financial Agreement.

Reply: We revised the last paragraph on Page 28, and the first paragraph on Page 29 to ensure that the revised disclosure sets forth all of the principal terms of the Financial Agreement.

17.	SEC Comment:  Please explain the statement beginning,
 "[b]ecause after the funding,...." Please clarify the obligation of
Mr. Chien to provide funding given various levels of proceeds from the proposed offering.

Reply: We revised the paragraph on Page 29 to ensure that the revised disclosure sets forth all of the principal terms of the Financial Agreement.

18.	SEC Comment:  Please disclose the USChina expenses which will or may be funded by Mr. Chien's loan.

Reply: We add, on first paragraph of Page 29, "Those expenses are including legal expenses, auditing expenses, SEC filing fee, and other General and administration expenses to keep the INC operational."

    19. SEC Comment: If Mr. Chien is obligated to loan USChina up to $70,000, please disclose the nature and extent of the activities to be conducted. In this regard, we note the disclosure under " Description of Business" regarding "services on a tiny scale regardless of the offering."

Reply: We add, in the fourth paragraph of Page 23, " we can launch our services on a tiny scale regardless of the offering because the LLC has active customers, the LLC will assign the INC to prepare part of the document of 8K for the reverse merger purpose."

20.	In the last paragraph, please explain the phrase, " Mr. Chien will be compelled to spend more time on other Business," by identifying the " other business" and disclosing the amount of time Mr. Chien now spends and plans to spend in Company business.

Reply: We revised, in the second paragraph of Page 29, "Mr. Chien will be compelled to spend more time on the other business such as the LLC's business."
On Page 9, we disclosed: "Mr. Chien, who is President, CEO and CFO, and Treasurer, and Secretary, devotes average thirty hours every week to the Company beginning from the last week of July 2006. He has prepared the registration statement on Form SB-2 to raise capital for the Company."
We add: " Mr. Chien will continue to spend average thirty hours per week for the INC in the near future."

Executive Compensation

21.	Under "Executive Compensation" please change "commerce" to
"commencement," if appropriate. Also, clarify the use of the term
"service charge" as compared to salary or compensation to Mr. Chien.

Reply: We changed "commerce" to "commencement."
       We also add in the fourth paragrapg of Page 31:
"Due to the continued uncertainty of the payment amount and when to make the payment to Mr. Chien, and that Mr. Chien has additional private business, we call the payment as service charge rather than salary or compensation for the convenience of Mr. Chien's tax filings."

Accountant's consent

22.	Please file an updated consent in any amendment.

Reply: the consent was updated.

Should you require any additional information following your review, please contact us.

Thank you.

Sincerely Yours,

/s/Andrew Chien